FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
450, 5th Street
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2006.

The Toronto-Dominion Bank

(Translation of registrant's name into English)

c/o General Counsel’s Office
P.O. Box 1, Toronto Dominion Centre,
Toronto, Ontario, M5K 1A2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

FORM 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE TORONTO-DOMINION BANK

DATE: March 30, 2006	By:	/s/ Norie Campbell
		Name:	Norie Campbell
		Title:	Vice President, Legal

ANNUAL MEETING OF COMMON SHAREHOLDERS
OF THE TORONTO-DOMINION BANK
THURSDAY, MARCH 30, 2006 - 9:30 A.M. PACIFIC STANDARD TIME
VANCOUVER, BRITISH COLUMBIA

VOTING RESULTS:
This report on the voting results of the 150th annual meeting of common shareholders of The Toronto-Dominion Bank is made in accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations. Full details of the matters for shareholder action can be viewed by accessing the Management Proxy Circular for the meeting at (http://www.td.com/investor/2006/proxy.pdf).

The Directors of the Bank recommended that Shareholders vote FOR the matters 1 and 2 below:

1.  Election of Directors
	For (%)	Withheld (%)		For (%)	Withheld (%)
William E. Bennett	99.7	0.3	Pierre H. Lessard	95.0	5.0
Hugh J. Bolton	99.6	0.4	Harold H. MacKay	99.8	0.2
John L. Bragg	99.7	0.3	Brian F. MacNeill	95.0	5.0
W. Edmund Clark	99.7	0.3	Roger Phillips	99.7	0.3
Wendy K. Dobson	99.7	0.3	Wilbur J. Prezzano	95.0	5.0
Darren Entwistle	99.5	0.5	William J. Ryan	99.7	0.3
Donna M. Hayes	99.7	0.3	Helen K. Sinclair	95.0	5.0
Henry H. Ketcham	99.7	0.3	John M. Thompson	95.1	4.9

Each of the sixteen (16) nominees listed in the Management Proxy Circular were elected as directors of The Toronto-Dominion Bank for the ensuing year or until their successors are elected or appointed.

2. Appointment of Auditor named in the Management Proxy Circular	For (%)	Withheld (%)
	99.6	0.4

The auditor listed in the Management Proxy Circular was appointed as auditor of The Toronto-Dominion Bank for the ensuing year or until its successor is appointed.

The Directors of the Bank recommended that Shareholders vote AGAINST matters 3 - 5 below:

3. Shareholder Proposal A	For (%)	Against (%)
It is proposed that the Bank incorporate in its annual report the financial statements of its subsidiaries in tax havens.	2.4	97.6

4. Shareholder Proposal B	For (%)	Against (%)
It is proposed that any increase in the remuneration of senior officers, as well as the granting of stock options, pensions and severance pay, be previously submitted to the approval of shareholders prior to their coming into force.	7.1	92.9

5. Shareholder Proposal C	For (%)	Against (%)
Persons tainted by judicial findings of unethical behaviour are not eligible to serve as Directors of the Toronto-Dominion Bank.	2.9	97.1

Anyone wishing additional information on the vote results may contact Shareholder Relations at (416) 944-6367 or toll-free at (866) 756-8936 or by Email at tdshinfo@td.com.